Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited

Commission File Number :333-134390

Date: June 8, 2006

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company’s development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco ‘s Class B subordinate voting shares on the NYSE, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco ‘s and Inco’s development projects and other operations, the availability of financing for Teck Cominco ‘s and Inco’s development projects on reasonable terms, Teck Cominco ‘s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco ‘s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco ‘s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”).

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice

This presentation may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Ron Vance

Senior Vice-President Corporate Development

June 6, 2006

Good day and thank you all for coming today.

It’s now been four weeks since we announced our offer for Inco. I can tell you that we are extremely pleased with the progress we’ve made toward completing this transaction. I’m pleased to be here today to share why we’re so excited and why be believe this really is the best deal for the Inco shareholders.

First I’ll note that this presentation contains forward-looking information. On screen is the multi-page disclaimer. You should review this carefully. But for further information on risks and uncertainties, please refer to our annual information form and other filings, which are available on SEDAR and EDGAR.

Our circular went out to Inco shareholders two weeks ago today. And this slide provides important information about this document and how you can access it.

I’d like to start with a summary of the terms of our offer:

We have offered Inco shareholders:

•                  C$78.50 per share in cash; or

•                  0.9776 Teck Cominco Class B shares + 5 cents per Inco share.

Of course, these options are subject to maximum payouts of:

•                  $6.4 billion in cash;

•                  And issuance of 143 million Teck Cominco shares;

•                  Assuming full pro-ration, that would equate to $28 in cash and 0.6293 Teck shares per Inco share.

We’ve structured the bid in the spirit of a permitted bid, to be open for a minimum of 60 days. However, Inco’s shareholder rights plan is in conflict with US takeover rules so we are seeking regulatory relief to deal with this conflict.

There are certain key conditions to our offer. The most significant of which are that:

•                  A minimum of two-thirds of outstanding Inco shares must be tendered;

•                  The Inco bid for Falconbridge must have expired or been lawfully withdrawn or terminated;

•                  The Inco rights plan must have terminated; and

•                  All required regulatory approvals must have been received.

To date, we have met with a number of Inco’s major shareholders, representing about 50% of Inco’s outstanding shares. To a person, they have all agreed that this is the best deal for Inco shareholders. This very encouraging response leads us to believe that we have made a very strong and a very fair offer. We will continue to work hard at bringing this message to all of Inco’s shareholders.

The new Teck Cominco will be truly global in scale—and the closer you look at the transaction, the more compelling it becomes.

•                  We will be a market leader in zinc, nickel and met coal;

•                  With strong positions in copper, moly, precious and platinum group metals;

•                  An excellent ability to finance a full pipeline of growth projects;

•                  We will realize cost savings of at least $150 million in year 1 alone;

•                  And this deal will be immediately accretive to Teck Cominco’s cash flow per share.

•                  The new Teck Cominco will be run by a well-respected management team;

•                  And above all, we are offering a better deal for Inco shareholders.

As you will no doubt have seen, Inco’s Board last week recommended to its shareholders that they not tender to our offer. They pointed out that they believe our offer “does not reflect an adequate premium for control of Inco”.

Frankly, we agree that Inco have an attractive portfolio of assets. We also agree that the fundamentals for the nickel market look attractive. However, when we consider the price we have offered to acquire the company that controls those assets, we come to very different conclusion. As this slide clearly conveys, based on real economic metrics—that is EBITDA, Cashflow and Earnings (those are over the last 12 months by the way)—the value of our offer certainly compares very favourably with other notable actual transactions and, interestingly, the value Inco itself has offered to Falconbridge shareholders.

One might conclude from this that it appears we may be overpaying. Well, there’s no doubt that our offer fully values the company and we have taken full account of Inco’s growth potential in the formulation of this offer.

As to the relative magnitude of the premium Inco’s board cites, let’s look at this chart. The left hand graph shows how Inco’s share price has performed since May 5, the day before we announced the offer.

As you can see, as of last Thursday, Inco’s price was 11% higher than on May 5th. Now, compare that to the performance of what we’re calling Inco’s “peers”—and we’ve included here CVRD, Phelps Dodge and Southern Copper. Those three companies are down, on average, 9% over that same period. Then we look at the “Big 3”—BHP, Rio and Anglo. Those three companies have traded down, on average, 11%. To be fair, we have weighted these averages to account for the significant differences in market cap. As the right hand graph illustrates, this period of downdraft for all companies—except Inco—came in the face of strong, higher prices for each of the LME-traded metals produced by the group.

So contrary to a remark made last week, our offer is certainly not depressing Inco’s share price. In fact, evidence clearly demonstrates that our offer is actually supporting and driving Inco’s share price.

So, digging a little deeper, we asked ourselves: What might Inco’s share price be now, if it didn’t include the imbedded value of our offer?  The top block of this table shows the premium in our offer based on closing prices the day before we announced. Then, referring back to the share price performances of the unaffected mining companies and merely deducting the average amount by which those companies declined over this period, we calculate that Inco’s share price would likely be well under C$58 a share. If we compare that “unaffected” price to the implied value of our offer, the result is a 25% premium—which is right in line with where this all started back on May 8th.

We do understand why Inco is smarting. There is no comparison between the track record of Teck Cominco and Inco, as I will demonstrate in a moment. This business is all about creating real value for shareholders, something that Dr. Norm Keevil and our team have excelled at for many years. We expect to bring the same level of exceptional results and performance that we have achieved to the new Teck Cominco.

For current Teck Cominco shareholders, I would like to answer the question of “Why nickel?” The long term fundamentals for nickel demand are very good, led primarily by the emergence of the middle class in China. If China’s growth follows a similar pattern to Japan’s in the 1960’s, nickel demand in China could grow at a rate of 17% a year for the next 12 years.

The second point here is on the supply side. Large-scale nickel resources are relatively rare, and Inco has positions in most of the major districts of the world. These resources can be developed and expanded according to market demand.

The deal we are proposing makes sense from a long term investment perspective because Teck Cominco and Inco make an ideal fit.

Teck Cominco has extensive financial resources that can be deployed to internally fund development of the combined company’s exciting portfolio of growth assets. In the forefront is our strong balance sheet and increasing cash flow, which totalled $1.7 billion last year, and has continued to accelerate to $461 million in the first quarter of ‘06, and the first quarter is typically a weaker quarter for us due to Red Dog’s short shipping season. This strong cash generation reduces the need for external funding and underpins growth on an ongoing basis.

•                  Inco has long life, low cost assets, as well as a number of development projects worldwide.

•                  The first is Voisey’s Bay in Labrador, which has started production and will be generating from 120 to 140 million pounds per year at full production.

•                  PT Inco is expected to expand, from its current level of 165 million pounds to 200 million pounds a year by 2009.

•                  And at Goro, New Caledonia, they are projected to generate 40 million pounds starting in ‘08, rising to 110 million pounds in 2009 and 125 million pounds from 2010 onward.

All told, that’s over 40% growth, in wholly owned new mine production compared to last year’s figures.

There are other areas where Teck Cominco and Inco are an ideal fit.

•                  Right at the core of our values is the advantage of diversification. This is a bedrock principle at Teck, as we believe that more diversification means less earnings volatility and higher share value.

This pie chart illustrates Teck Cominco’s current revenue sources.  Revenues from our zinc mining and refining business last year accounted for 35% of our top line, as did our copper business, and our coal business contributed 27%.

With nickel added in the new Teck Cominco, we get much better diversification and while this chart illustrates the spread at 2005 average prices, based on recent prices, nickel would contribute about 37% of the total, zinc 25%, and copper 23%.

•                  Long life resources are vitally important. Over the long haul—and that is our main perspective—the winners in this business will be the companies that have long-life, low-cost resource positions that allow them to weather down cycles and earn superior returns.

•                  We have long life resource positions in our zinc, coal, and oil sands business. Red Dog, for example, has a mine life of over 30 years; Elk Valley Coal, approaching 100 years; Fort Hills—the new oil sands project—will be between 40 and 60 years today; and Antamina, close to 20 years. Large-scale nickel sulphide deposits are rare and are clustered in a few major regions. Inco is a significant player in five of these regions.

Another reason the two companies fit so well together relates to operations management. Teck Cominco’s record demonstrates that we know how to run very efficient operations.

A great example of this is the Antamina project in Peru. This was one of the biggest and most challenging mining development projects in history.

It’s a joint project between Teck Cominco, BHP Billiton, Falconbridge Limited and Mitsubishi Corporation—and despite our minority interest, we were instrumental in development decisions, the implementation throughout construction, and we continue active involvement in the operation today.

The project was completed in 2001 at a cost of $2.2 billion. Despite all the challenges, the project came in ahead of schedule and under budget. We do know how to work with our partners to get the job done.

Our Red Dog operation in Alaska has come to be considered a model of cooperation between government, natives and industry. All parties here came together to develop one of the richest zinc deposits in the world. And this project will provide decades of economic benefits for Teck Cominco and all stakeholders.

Another example of our operating strength is our involvement in the Fort Hills oil sands project north of Fort McMurray. We became involved last year because our partners, Petro-Canada and UTS Energy, required a participant with open-pit mining expertise. Petro-Canada determined that Teck Cominco’s proven abilities in this area would be a key contributor to the success of Fort Hills. We know our strengths and how to realize the most value for them.

I’ll add that the oil sands project is consistent with our strategy of emphasizing the development of quality, long life assets in a variety of significant commodities in favourable jurisdictions.

•                  Yet another advantage of the fit between Teck and Inco is that we can become a more efficient and competitive mining company. There is a minimum of duplication or overlap in products and markets, so by merging we gain not just in size but in competitiveness.

So now let’s take a look at the new Teck Cominco, post-acquisition.

Here is a map of our operations worldwide, and as you can see we’re well positioned to take advantage of the fantastic growth that we all forsee for the Pacific Rim.

The combination of these two great companies will create the pre-eminent Canadian mining company. Here you see the world’s largest diversified mining companies, ranked by enterprise value. Depending on the outcome of Xstrata’s offer for Falconbridge, the new Teck Cominco will be in either 5th or 6th place.

Bringing Teck Cominco’s proven technology to bear on Inco’s specific assets presents a uniquely attractive opportunity to create real shareholder value while addressing major operational challenges. We expect to utilize our patented CESL process at Voisey’s Bay to produce both refined nickel and refined copper in the Province and meet the timetable Inco has committed to the Provincial Government.

In addition, we believe that the same technology could be employed at the Thompson operation, to effectively and economically deal with smelter emissions issues.

Based on very conservative metal price assumptions, we estimate that the potential economic benefit that could be derived from these two opportunities is over $1.6 billion.

The CESL process has proven successful at both pilot plant and demo plant scale on a wide variety of nickel and copper ore types, including Voisey’s Bay. Our demonstration plant has run for over ten years versus the six month initial trial by Inco’s Argentia facility. CVRD has independently assessed and chosen the CESL process for commercial production on a new plant scheduled for completion in Brazil, early next year.

The CESL process is simply a far more advanced, environmentally-friendly, and commercially viable process. The use of CESL technology has the potential to make the new Teck Cominco nickel business not only an industry leader in processing technology, but also a model of environmental excellence. And only Teck Cominco is positioned to deliver this benefit

The new Teck Cominco also provides a very attractive development pipeline, especially from a timing perspective. And this chart shows the major development projects as they are scheduled to be phased in. You can see that they come on-stream in an orderly sequence. This way, cash flow generated from one project will help fund the capital requirements of the next.

We also possess a very robust, diversified growth pipeline. As you can see on this chart, it cuts across all of our commodities from zinc to the oil sands. Many of these properties hold promising expansion opportunities that we will pursue vigorously. There are several situations, such as Highland Valley, where if we assume metal prices similar to some of our peers, we could readily justify extending mine life by many years. But that’s not in keeping with our culture.

Also not included here are the opportunities that we believe will arise from our existing relationships with over 50 junior exploration companies. Over the years, relationships such as these have been the hallmark of Teck Cominco’s strategy and success.

The new Teck Cominco will be a market leader in:

•                  Zinc

•                  Nickel

•                  And seaborne hard coking coal;

And will be:

•                  An important producer of copper and molybdenum;

•                  With a growing and valuable gold business, with additional interests in silver, platinum, palladium, cobalt and specialty metals such as indium; and finally,

•                  A significant participant in the Canadian oil sands.

So this deal is not just about creating a larger company, nor just about realizing cost savings. It’s about who is best positioned to actually realize these savings, and create real incremental shareholder value.

•                  You’ve already heard that we will realize initial cost savings totalling $150 million in year one alone. We will get these in two different ways:

•                  First, G&A. We will realize at least $85 million in immediate savings, or about 25% of G&A of the two companies, pre-transaction.

•                  Second, we have a high-confidence level that we will realize $75 million in synergies in the Sudbury, in the first year alone.

To date, Inco and Falconbridge have not been able to work together to realize these synergies, and frankly we don’t believe that you need a common set of shareholders to achieve them. We strongly believe that an outside change agent is required here, and we have demonstrated success, including working directly with Falconbridge management elsewhere. We will create a much more efficient and profitable operation that will benefit both companies. Falconbridge has publicly acknowledged this potential.

Teck’s management is known for its ability to run a lean, profitable organization, and this is clearly illustrated by our track record. This slide shows the relative performance of Inco and Teck Cominco class B shares versus the S&P / TSX mining and metals index.

•                  The first line you see here is Inco share price performance over the past three years, compared to that index. As you can see, over the last couple of years, Inco has significantly underperformed.

•                  Now here is Teck Cominco, again compared to the same index, over the same period…. As is clear, we have significantly outperformed Inco and the index.

I think the important point here is to look at the track record of the two companies. Teck Cominco, under the leadership of our Chairman, Norm Keevil and his management team has consistently outperformed Inco, as well as much of the industry. Here you see the share price performance for Inco and Teck Cominco since 1970. Despite being blessed with enormous resources, over the past 35 years, Inco’s share price has increased a grand total of 45%. Compare that with Teck Cominco’s share price, which has gone up more than 6,000%.

For another example, let’s go back to when Teck acquired Cominco five years ago. If you had been a shareholder of Cominco at that time, the value of your shares would have more than tripled by today.

Part of the reason for that record of shareholder value creation has been Teck’s ability to increase cash flow. An example is our capital investment strategy over the past decade. During lean times, early in this period, many companies cut back on capital expenditures. At Teck Cominco, we did not. We continued to make prudent investments in plant and equipment, and focused on getting our operations running well. And that is literally paying huge dividends today.

Finally, we fully expect the new Teck Cominco’s portfolio scope and diversity will justify a market re-rating with significant uplift in trading multiples.

•                  As of May 5th, we were trading at an enterprise value to EBITDA multiple of about 5.6x.

•                  Compare that with an average of 7.8x for the “Big Three”. That’s the sort of multiple that again, would mean significant value creation for our shareholders.

Inco shareholders will immediately begin to enjoy significant benefits as part of the new Teck Cominco. Those benefits include:

•                  Immediate participation in the strong zinc and coal markets;

•                  Increased exposure to the strong copper market;

•                  They will enjoy an increased dividend yield. Inco now pays US50 cents per share. At full proration, the effective dividend to an Inco shareholder will increase to C$1.26 per share, or, more than double Inco’s current payout.

•                  And they will participate immediately in a valuable, growing gold business which clearly needs to be highlighted.

As you can well imagine, with gold producers frantically seeking to add and replace gold reserves, we’ve had a barrage of “value maximization” opportunities presented to us. Allow me to show you why there is so much interest.

First, by early 2007 the combination of our shares of annual production from Pogo and Hemlo will total about 450,000 ozs.

In addition, our Morelos Norte property in Mexico, Lobo-Marte in Chile and Agi-Dagi and Kirazli in Turkey provide very attractive organic growth opportunities. In fact, we are fast-tracking feasibility work at Morelos as I speak. We should be in position to make a development decision there later this year. In addition, based on the excellent exploration results by our partner, Fronteer, we have recently exercised our back-in rights on those two Turkish properties.

If you were to apply typical gold market multiples to our production, reserves, resources and upside potential, you would come up with a market valuation that would put this business squarely in the ranks of mid-tier North American gold producers.

It’s time to unlock the pent-up value in our gold business and allow it to be properly reflected in our share price.

For Teck Cominco shareholders, the transaction offers a number of other benefits.

•                  It adds unique strength and a market-leading position in nickel to our already diverse portfolio of long life, low-cost operating assets;

•                  Inco’s development assets when combined with ours, will ensure long-term sustainable cash flow growth;

•                  In addition, the acquisition brings strong cash-on-cash returns and will be immediately accretive to cash flow per share—And depending on the ultimate impact of purchase accounting rules, should be earnings accretive as well.

•                  And the new Teck Cominco’s larger scale and financial strength will greatly enhance our ability to compete successfully for the next generation of world-class assets.

We are pursuing this combination to accelerate growth in value. And our financial record over the past three years shows that our operations have been very well positioned to fully capitalize on the robust commodity markets of today, even more so than most companies.

So we’re in an excellent position to complete this deal.

•                  At March 31, 2006 we had $3.2 billion in cash and short-term investments; and

•                  we’ve added a fully underwritten bridge facility to temporarily supplement our existing cash.

In addition, we have a 14-consecutive year record of investment grade ratings.

Teck Cominco is known for running a very lean and efficient operation.

•                  In 2005, our G&A total was C$89 million.

•                  For Inco the total was 2.5 times that figure, at close to C$250 million.

So we’re confident we can bring our well-established financial and operating discipline to create a strong new competitor on the world stage.

Teck Cominco is extremely profitable and in a very solid financial position. But the real excitement of the new Teck Cominco is the growth in earnings power we will have going forward.

For example, zinc averaged 73 cents a pound in the 12 months to the end of the first quarter; and in the first quarter, the average price was $1.02.Yesterday, the spot price was $1.67

Copper averaged $1.86 a pound in the 12 months to the end of the first quarter. And in the first quarter the average price was $2.24; yesterday, the spot price was $3.60.

•                  For every penny the price of zinc goes up, our net earnings increase by $10 million annually. Since the first quarter, the price of zinc has gone up by 65 cents over the first quarter average. That translates into another $650 million in annual earnings power.

•                  For every penny the copper price goes up, we earn another $4 million in annual profit. The copper prices increased by $1.36 over the first quarter average. That gives us another $544 million in annual earnings power.

•                  And even though the price of coal eased with the advent of the new coal year, for calendar 2006 we expect price realizations to be 12% higher than in 2005.

We’ve done the math on the other commodities too—and the overall result is our net earnings power has increased by almost a Billion dollars on an annual basis since the end of the first quarter, and that’s over the $1.6 billion we earned for the last 12 months up to the end of March. So for Teck Cominco the acquisition of Inco is very manageable, and the new Teck Cominco’s operating and financial strategies are what appeals to existing and future shareholders.

I’d like just to make two observations on the new Teck Cominco. The first is that we will create the premier North American-based, diversified mining company that will be among the upper echelon of global industry players. The size and diversity of the new Teck Cominco will allow greater flexibility and financial strength to pursue future growth opportunities.

The second relates to operating performance and management. You can compare earnings, operations, assets, and environmental compliance and everything else but at the end of the day, investors consider the management team that’s running the company. Norm Keevil and his management team have an outstanding record in managing diverse mining operations for the benefit of all shareholders. With Inco as part of the new Teck Cominco, we will continue to implement best practices and technologies.

In summary, this is a compelling transaction for both companies. We will be a market leader in zinc, nickel and met coal. As I said with strong positions in copper, moly, precious and platinum group metals, we’ll have an excellent ability to finance our growth pipeline. We will realize cost savings in the first year of at least $150 million. This deal will be immediately accretive to Teck Cominco on a cash flow per share basis; and, the new Teck Cominco will be run by a well-respected management team. But above all, we are offering a much better deal for Inco shareholders.

Thank you very much.

We have time for a couple of questions I guess, yes?

Questions & Answers

Q:                                    [Inaudible]

A:                                   We’re absolutely working to it. In formulating this offer, we made sure that the terms of that offer were such that the rating agencies would reaffirm. In fact, they did reaffirm the day that we announced that we would maintain our triple B mid rating, based on the terms as offered. We will work very hard not only to maintain it, but try to improve it in time. We believe that there’s real potential to actually increase that rating.

                                                As far as the bridge facility that we’ve put in place to supplement the existing cash position, at current metal prices or even metal prices significantly below where they are today, we could pay that bridge financing back in a matter of months.

Q:            [Inaudible]

A:            As to your first one, in terms of being late in the game, certainly it’s not our fault that deal that they announced last October still hasn’t completed. Perhaps it’s not their fault either—it just hasn’t happened and what we saw in the market evolving over the last few months before we actually announced, was a significant disparity between the value of the Inco offer and the Falconbridge share price. So, we knew that something had to happen—either they were going to have to increase their bid or they were going to have to do something else.

                So we saw that as an opportunity. We took it.... we acted upon it, I should say. We knew going it that we were going to need some help of a sort. Among other things,

we thought... we held out some hope that because of their existing 20% position in Falconbridge that Xstrata might actually help. In fact, subsequent to our offer they did. The whole thing is now in place. As far as we’re concerned, we’ve got every reason to be optimistic that we can close. As I’ve pointed out here, our offer is, we believe, very full and fair. The performance of the company is such that we think that the Inco shareholders will appreciate it and tender to it. As for the top of the market, these are heady times, without any doubt. But we have done our analysis, all of our numbers are based on commodity prices substantially lower than where we are today, so we’re comfortable with what we’ve done.

[End of recording]